UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Chief Medical Officer

Dr. Yi-Chung Chao, director and the chief medical officer of Regencell Bioscience Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), has resigned from his position as chief medical officer for personal reasons, with effect from December 28, 2022. Dr. Chao’s resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates. Dr. Chao will continue to serve as a director of the Company. Dr. Chao will remain with the Company in an advisory role for a period of 12 months to assist with an orderly transition.

The responsibilities of the chief medical officer are being assumed by Ms. Antonia Assang in her current role as senior vice president (project management) of the Company until a new chief medical officer is appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Form 6-K]

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